Exhibit 99.1

Baosheng Media Announces Indefinite Postponement of Extraordinary General Meeting

BEIJING, Sept. 2, 2026 — Baosheng Media Group Holdings Limited (NASDAQ: BAOS) (“Baosheng Group” or the “Company”) today announced that its board of directors (the “Board”) has unanimously approved, by written resolutions dated September 1, 2026, to postpone the Company’s extraordinary general meeting of shareholders previously scheduled for September 4, 2026 (the “EGM”) indefinitely.

The EGM had been scheduled to be held on September 4, 2026 at 10:00 p.m. Beijing Time (10:00 a.m. U.S. Eastern Time) at East Floor 5, Building No. 8, Xishanhui, Shijingshan District, Beijing 100041, the People’s Republic of China.

As a result of the postponement of the EGM, any proxy cards previously submitted to the Company in connection with the EGM will be disregarded. Shareholders should not rely on proxy instructions submitted in respect of the EGM originally scheduled for September 4, 2026.

The Company will provide further information regarding any rescheduled EGM, including the date, time, location, applicable record date, voting procedures and relevant shareholder materials, in accordance with applicable law, the Company’s memorandum and articles of association and applicable regulatory requirements.

About Baosheng Media Group Holdings Limited (NASDAQ: BAOS)

Baosheng Group is a native performance-marketing solutions provider focused on short-form video and social-media platforms. The Company is continuing its transition toward an AI-powered short-form video marketing technology platform.

Through its proposed BAOS-AI platform, the Company is developing core capabilities in content generation, intelligent media placement, digital-human livestreaming, intelligent user insights, and AI-enabled overseas marketing. Baosheng Group aims to establish itself as a differentiated, vertically focused AI marketing technology company for short-form video within the U.S. public-equity market.

Celestia Investor Relations

Dave Leung

Email: investors@celestiair.com